Exhibit 99.1

Wearable Devices Announces Pricing of $2.0 Million Underwritten Public Offering

YOKNEAM ILLIT, ISRAEL, Nov. 09, 2023 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in AI-powered touchless sensing wearables, today announced the pricing of a firm commitment underwritten public offering with gross proceeds to the Company expected to be approximately $2.0 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consists of 4,444,444 ordinary shares at a price to the public of $0.45 per share. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

In addition, the Company has granted Aegis Capital Corp. a 45-day option to purchase ordinary shares of up to 15% of the number of ordinary shares sold in the offering solely to cover over-allotments, if any.

The offering is expected to close on November 13, 2023, subject to the satisfaction of customary closing conditions.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-274841) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 18, 2023. A preliminary prospectus supplement and accompanying shelf prospectus describing the terms of the proposed offering have been filed with the SEC and are available on the SEC’s website located at http://www.sec.gov. Electronic copies of the preliminary prospectus supplement and the accompanying shelf prospectus may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC and that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbols “WLDS” and “WLDSW” respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Wearable Devices is not responsible for the contents of third-party websites.

Investor Relations Contact

Walter Frank
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com